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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                                   -----------

                         For the Month of November 2003
                                  News Release
                                  ------------

                         (Commission File. No 0-20390).
                                   -----------

                            ID BIOMEDICAL CORPORATION
                            -------------------------
                  (Translation of registrant's name in English)

              1510 - 800 WEST PENDER STREET, VANCOUVER, BC V6C 2V6
              ----------------------------------------------------
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314
                                                            ------------

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:         Form   20-F         40-F   X
                                                       -----         -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes:             No:  X
                                    -----          -----


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[LOGO]                                                      1510-800 West Pender
                                                     Vancouver, British Columbia
                                                                 CANADA, V6C 2V6


                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"

Contacts:         ID Biomedical Corporation
                  Dean Linden
                  Manager, Corporate Communications
                  (604) 431-9314
                  www.idbiomedical.com

For Immediate Release

                   ID BIOMEDICAL REPORTS THIRD QUARTER RESULTS

VANCOUVER, BC - NOVEMBER 20, 2003 - ID Biomedical announced today that it recorded a net loss of $8.2 million or ($0.23) per share for the three month period ending September 30, 2003, compared to a net loss of $4.7 million or ($0.15) per share for the same three month period in 2002. The net loss for the nine months ended September 30, 2003 was $17.8 million or ($0.52) per share, as compared to a net loss of $9.8 million or ($0.32) for the same period in 2002.

The Company had cash and short-term investments of $40.5 million at September 30, 2003 as compared to $23.8 million at December 31, 2002. At September 30, 2003, the Company had working capital of $37.3 million compared to $20.7 million at December 31, 2002.

Subsequent to September 30, 2003, the Company announced the closing of a unit offering consisting of 5,800,000 Units, each Unit consisting of one common share and one-half of one common share purchase warrant at a price of US $17.37 per Unit. Net proceeds (approximately $125 million CDN) will be used to continue the clinical and manufacturing development of the Company's FluINsure(TM) and StreptAvax(TM) vaccines, working capital requirements and other general corporate purposes, including potential strategic acquisitions. Subsequent to completion of the financing, the Company's cash and short term investments as of October 31, 2003 totaled approximately $163,000,000.

The Company's third quarter financial report will be filed on www.sedar.com
                                                              -------------
November 21, 2003. ID Biomedical will hold a live conference/web cast today, November 20, 2003

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at 9:00 am (PST); 12:00 pm (EST). The Company will discuss third quarter financial results and provide an update on selected programs. To participate, please log on to http://www.newswire.ca/en/webcast/viewEvent.cgi?eventid=691900
                 --------------------------------------------------------------
or call (416) 695-6140, reservation #T459061I. The conference call/web cast will be archived until November 27, 2003. The number to access the archived conference call is (416) 695-5275.

ABOUT ID BIOMEDICAL

ID Biomedical is biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology.

ID Biomedical is developing non-live, subunit vaccines for the prevention of a number of different diseases, as well as vaccines against biological warfare agents. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has several vaccines in preclinical development.

THE FOREGOING INFORMATION CONTAINS SO-CALLED FORWARD-LOOKING STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH IT INDICATES BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES" AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (I) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; II) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; III) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; IV) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; V) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCTS; VI) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCT; AND (VII) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. THERE IS NO GUARANTEE THAT THE DEVELOPMENT PATH FROM PHASE I TO PHASE II TO PHASE III AND SO ON WILL BE EITHER LINEAR OR SUCCESSFUL. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ID Biomedical Corporation


                                  By:  /s/ Anthony Holler
                                      ------------------------------------------
                                      Anthony F. Holler, Chief Executive Officer

Date: November 20, 2003